Sullivan & Worcester LLP 1666 K Street NW Washington, DC 20006	T 202 775 1200 F 202 293 2275 www.sandw.com

July 8, 2009

VIA EDGAR

Securities and Exchange Commission

EDGAR Operations Branch

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus Equity Trust

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on July 7, 2009, pertaining to the preliminary proxy statement on Schedule 14A that was filed by the Virtus Equity Trust (the “Registrant” or “Trust”) on behalf of Virtus Value Opportunities Fund (the “Fund”) on June 29, 2009. Where noted, changes, as applicable, have been made and incorporated into the proxy statement.

1.	Comment:	In the description of the subadvisory fee to be paid under the new Subadvisory Agreement, please give an indication of the amount of the fee beside just the rate at which it is calculated.

	Response:	Information has been added to show the subadvisory fee is currently calculated at 0.375%.

2.	Comment:	In Schedule C of the attachment on page A-14, provide the fee and payment details

	Response:	Information has been added to show the calculation of the subadvisory fee.

*        *        *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 8, 2009

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

Attachments

The New Subadvisory Agreement

The terms of the new Subadvisory Agreement and the Subadviser’s obligations thereunder are substantially similar to the Previous Subadvisory Agreement, except for the subadviser, the effective date and term of the Agreement, and certain other exceptions. The Subadvisory Agreement provides that it will remain in effect until December 31, 2010, and thereafter for successive periods of one year only so long as the Board of Trustees, including a majority of the Disinterested Trustees, specifically approves its continuance at least annually. Like the Previous Subadvisory Agreement, the Subadvisory Agreement would be subject to termination by VIA or the Subadviser upon 30 days’ written notice and would terminate automatically in the event of its assignment and/or in the event of termination of the Fund’s Investment Advisory Agreement with VIA.

The Subadvisory Agreement would provide that the Subadviser shall not be liable for any action taken, omitted or suffered to be taken by it in its best professional judgment, in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the Subadvisory Agreement, or in accordance with specific directions or instructions from the Fund, provided, however, that such acts or omissions shall not have constituted a material breach of the investment objectives, policies and restrictions applicable to the Fund, except for willful misfeasance, bad faith or gross negligence, or reckless disregard of its obligations and duties under the Subadvisory Agreement, except to the extent otherwise provided by law.

Subadvisory Fee

Under the Subadvisory Agreement, VIA will pay a subadvisory fee to the Subadviser consisting of a monthly fee computed at the rate of 50% of the gross management fee of 0.75%, as calculated based on the average daily net assets of the Fund (Subadviser receives 0.375% under current management fee). This is identical to the fee under the Previous Subadvisory Agreement, so there will be no change to either the advisory or subadvisory fee under the Subadvisory Agreement. The fees paid under the Previous Subadvisory Agreement for the last fiscal year are identical to what would have been paid if the Subadvisory Agreement would have been in effect over that time period. The fees shall be prorated for any month during which the Subadvisory Agreement is in effect for only a portion of the month. In computing the fee to be paid to the Subadviser, the net asset value of the Fund shall be calculated as set forth in the then current registration statement of the Fund.

As with the Previous Subadvisory Agreement, the Fund does not pay the subadvisory fee under the Subadvisory Agreement. The Advisory Agreement between the Trust and the Adviser relating to the Fund remains in effect and the fees payable to the Adviser by the Fund under the Advisory Agreement will not change, so there is no increase in the management fees paid by the Fund as a result of the subadvisory fees paid under the Subadvisory Agreement.

SCHEDULE C

SUBADVISORY FEE

(a) For services provided to the Fund, the Adviser will pay to the Subadviser a fee, payable in arrears, at the annual rate stated below. The fees shall be prorated for any month during which this Agreement is in effect for only a portion of the month. In computing the fee to be paid to the Subadviser, the net asset value of the Fund and each Designated Series shall be valued as set forth in the then current registration statement of the Fund.

(b) The fee to be paid to the Subadviser is to be 50% of the gross management fee as calculated based on the average daily net assets of the Value Opportunities Fund.

A-14